Exhibit 99.3
Performance of Wipro Limited for Quarter ended December 31, 2006 January 17, 2007 Suresh C Senapaty Executive Vice President & Chief Financial Officer

Financial Summary of quarter ended December 31, 2006 (Indian GAAP) – Wipro Limited Consolidated Revenue 3,979.0 45% Wipro Limited (Consolidated) Growth Particulars Rs Crores YoY Profits Before Interest & Tax 787.9 33% Profits After Tax 765.4 41% Key Segmental Results Global IT Services 2,875.5 35% 696.4 32% Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY India, ME & Asia Pac IT Biz. 700.8 76% 58.7 56% Consumer Care & Lighting 211.4 36% 26.2 25%

3 Highlights for the quarter – Global IT business · Revenues at $640.5 M (YoY growth of 35.3%), ahead of guidance of $633 M for the quarter. · Operational improvements and higher profitability in acquisitions significantly offset pressure on profitability arising out of wage increases and rupee appreciation. · For nine months ended 31 st Dec ‘06, we have maintained the OM% of Global IT business at the same level as that of the corresponding period last year, despite investments in acquisitions, Offshore Wages increase & volatile currency. · IT services revenue (excluding BPO) grew 8.8% sequentially driven by a strong, industry-leading 9.3% Volume Growth. · Net addition of 3,489 in IT services was accompanied by a reduction in attrition to 16% (from 18% in Q2) · BPO revenues grew 7.1 % with some marquee wins, and yet again expanded Operating Margins by 60 basis points, with continued operational improvements. · Wipro was among the first few organizations globally to be assessed at maturity level 5 on the new model CMMI V 1.2 model which was released in Sep 2006. · Wipro’s best practices in the application of Lean techniques to software engineering was adopted by the Harvard Business School as a case study.

4 Revenue Dynamics –IT Services · Verticals: . Financial Solutions delivered 10% seq & 52% YoY growth . Within Enterprise Solutions, Energy & Utilities grew 32% seq, Retail vertical grew 9% seq and 55% YoY, Manufacturing grew 9% sequentially. · Differentiated Services: . TIS and Package Implementation grew double digit sequentially (TIS 21% and PI 14%), while Testing grew 8% sequentially. Both Testing and TIS have now grown at 15% CQGR over last 6 quarters. · Geography: . Europe grew 14% seq and 39% YoY, U.S maintained its growth rate 34% YoY Vertical distribution Geographical distribution ROW 1% Telecom Service Providers 5% Finance 23% Retail 11% Energy & Utilities 10% Manufacturing 10% Others 12% Product Engineering Services 29% Japan 4% Europe 34% North America 61%

Customer Dynamics – Global IT business · Added 37 new clients, out of which 8 are from Fortune 1000/ Global 500 Corporations. · 24 new customers were in the Enterprise business; 26 of the new customers were from North America. · For the last 15 quarters, we have added 10 clients every quarter to the > $1 Mn bucket and 2 clients every quarter to the > $20 Mn bucket. Now have 253 customers with > $1 Mn Revenue run rate and 39 customers with > $20 Mn Revenue run rate. · Top 50 customers grew 9.7% sequentially, above company average. · Our Package Implementation Business won a large contract from a Consulting major and very strategic multi-year end to end Order to Cash implementation project from a leading information technology company. · Wipro Technology Infrastructure Management Services (TIS) is the first organization to join the Application Compatibility Factory (ACF). As an ACF partner, Wipro will enable enterprise customers worldwide to migrate their applications from their existing platforms to the Windows Vista operating system from Microsoft Corporation. TIS has won its first deal for such a migration with a company which is a leader in media and entertainment industry. · TIS also emerged as the Top Indian vendor in the “The Forrester Wave™: Global Delivery Infrastructure Management for Europe 2006.”

6 Key Highlights – Wipro Infotech · Wipro Infotech recorded revenues of Rs.7,008 Mn, a growth of 76% YoY, and PBIT of Rs. 587 Mn, a growth of 56% YoY. · Products business grew by 91% YoY and Services business grew 49% YOY, Middle East and Asia Pacific business grew by 58% YoY. · Wipro Infotech announced and completed the acquisition of the India & Middle East operations of 3D Networks and Planet PSG during this quarter. Results of the acquired entities are consolidated with the segment from November 1, 2006. Revenue for the quarter from this acquisition was Rs 477 million. · The marquee wins included: . My SAP suite implementation for Hyundai Motors and Wheels India . Data Center Integration projects for Punjab National Bank and Federal Bank . Application rollout and remote management for all dealers of Suzuki Motorcycles India Ltd. . Procurement consulting contract for Essel Group . Contracts totaling 20,000 Wipro PCs for the Government of Assam and Government of Goa for IT education. · In Bharti Airtel, we won prestigious contracts – Networking projects for setting up the Metro Ethernet Network in the NCR region and Wi-Fi network at Mumbai Airport, and a comprehensive supply chain transformation consulting assignment.

Other Highlights Wipro Consumer Care and Lighting (WCCL) · Wipro Consumer Care and Lighting recorded Revenues of Rs. 2,114 million, a growth of 36% YoY and PBIT of Rs. 262 million, a growth of 25% YoY. · Santoor, C&I, Office Modular Furniture and CFL continues to be the growth drivers – grew 30%, 28%, 63% and 63% YOY respectively. · North-West Switches, the acquisition we completed earlier this fiscal, is showing good progress. · Continued expansion of manufacturing in Uttaranchal for both soaps and lighting products and backward integration for soaps. Wipro Infrastructure Engineering (WIN) · Wipro Infrastructure Engineering (WIN) revenues grew 42% YoY in India. · Market segments we operate in are showing robust growth of 30-55%. We continue to gain market-share in all segments. · WIN completed the acquisition of Hydrauto Group AB. The acquisition is opening up exciting opportunities to WIN in the Global Market place. · Results of Hydrauto have been consolidated into Wipro Limited effective November 1, 2006. Revenue for the Quarter from this acquisition was Rs 1,043 million.

Summary You · Track record of consistent growth continues – Global IT business continues to witness broad-based growth. Differentiated service lines continue to demonstrate significantly higher growth · Continued focus on inorganic strategy to supplement organic growth-Acquisitions demonstrate higher profitability in Q3 · Wipro Infotech recorded yet another quarter of strong performance; Non-IT businesses too sustaining growth momentum · Wipro well positioned to deliver strong value for its stakeholders

Supplemental Data · Financial Results as per US GAAP · Key Operating Metrics in Global IT business · Key Client Metrics

10 Financial Summary of quarter ended Dec 31, 2006 (As per US GAAP) Revenue 3,963.6 43% Wipro Limited (Consolidated) Growth Particulars Rs Crore YoY Profits Before Interest & Tax 770.3 32% Profits After Tax 745.0 40% Key Segmental Results Global IT Services 2,867.4 35% 683.3 32% Revenue Growth PBIT Growth Segment Rs Cr YoY Rs Cr YoY India, ME & Asia Pac IT Biz. 671.3 74% 53.9 39% Consumer Care & Lighting 193.1 32% 26.5 26%

11 Key Operating Metrics in Global IT Business for quarter ended December 31, 2006 Particulars Dec 06 Sep 06 Dec 05 Tech. Services 34.4% 36.0% 36.9 % Financial Solutions 23.4% 23.3% 21.1% Enterprise Solutions 42.2% 40.7% 42.0% North America 61.3% 62.5% 62.3% Europe 33.6% 32.1% 33.0% Japan 3.6% 4.0% 3.7% Others 1.5% 1.4% 1.0% Onsite Revenue 54.9% 54.9% 53.1% Offshore Revenue 45.1% 45.1% 46.9% Revenue Break-down: IT Services No of people (Quarter end data) IT Services 49,313 45,824 36,626 BPO Services 16,863 15,355 14,398 Total 66,176 61,179 51,024 People related Net Addition during the quarter IT Services 3,489 5,328 3,770 BPO Services 1,508 -584 1,419 Total 4,997 4,744 5,189

Key Client Metrics for quarter ended Dec 31, 2006 Particulars Dec 06 Sep 06 Dec 05 Active Customers 592 593 485 No. of New Customers 37 53 60 Revenue from New Customers 3.9% 2.2% 6.0% Top Customer 3.5% 3.6% 3.5% Top 5 15.1% 15.2% 15.1% Top 10 24.7% 25.7% 27.0% Customer Concentration: IT Services >$20Mn 39 35 26 $10-$20Mn 31 30 26 $5-$10Mn 31 37 32 $3-$5Mn 45 37 31 $1-$3Mn 107 104 95 Total >$1Mn 253 243 210 Customer Size Distribution: Global IT business